UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Regulated Information Cash Tender Offers January 27, 2015 – 8:00 am CET

Delhaize Group Announces Cash Tender Offers for Certain of its Outstanding Senior Notes in an Aggregate Principal Amount of up to $450,000,000

Brussels, Belgium, January 27, 2015 – Delhaize Group (the “Company” or “Delhaize Group”) announced today the commencement of offers to purchase for cash (1) any and all of its 6.5% Senior Notes due 2017 (the “2017 Notes”) and (2) up to the Maximum Tender Amount (as defined below) of its 4.125% Senior Notes due 2019 (the “2019 Notes”) (collectively, the “Notes,” and each, a “Series” of Notes). The “Maximum Tender Amount” is $450,000,000 in principal amount of the Notes less the principal amount of the 2017 Notes accepted for purchase pursuant to the Any and All Tender Offer (as defined below). The Company refers to its offer to purchase the 2017 Notes as the “Any and All Tender Offer” and to its offer to purchase the 2019 Notes as the “Maximum Tender Offer”. The Company refers to both offers, together, as the “Offers”.

The Offers are being made upon the terms and are subject to the conditions set forth in the Offer to Purchase, dated January 27, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”). Holders of Notes are urged to read the Offer to Purchase carefully before making any decision with respect to the Offers.

The following table sets forth certain terms of the Offers:

CUSIP No.	Title of Security	Principal Amount Outstanding	Reference Security	Bloomberg Reference Page(1)	Fixed Spread (basis points)	Hypothetical Tender Offer Consideration(2)(3)	Early Tender Premium(3)	Hypothetical Total Consideration(3)(4)
Any and All Tender Offer
24668PAB3	6.5% Senior Notes due 2017	$450,000,000	0.625% U.S. Treasury Notes due December 31, 2016	FIT1	+ 80 bps	$1,119,44	N/A	N/A
Maximum Tender Offer
24668PAF4	4.125% Senior Notes due 2019	$300,000,000	1.625% U.S. Treasury Notes due December 31, 2019	FIT1	+ 85 bps	$1,046,67	$30.00	$1,076,67

(1)	The applicable page on Bloomberg from which the Dealer Manager will quote the bid-side prices of the applicable Reference U.S. Treasury Security.
(2)	Hypothetical Tender Offer Consideration as of 2:00 p.m., New York City time, on January 26, 2015.
(3)	Per $1,000 principal amount of the Notes.
(4)	Hypothetical Total Consideration as of 2:00 p.m., New York City time, on January 26, 2015; inclusive of the Early Tender Premium.

The Any and All Tender Offer will expire at 5:00 p.m., New York City time, on February 9, 2015, unless extended (such date and time, as the same may be extended, the “Any and All Expiration Time”) or earlier terminated. The Maximum Tender Offer will expire at 11:59 p.m., New York City time, on February 24, 2015, unless extended (such date and time, as the same may be extended, the “Maximum Tender Expiration Time”; each of the Any and All Expiration Time and the Maximum Tender Expiration Time, an “Expiration Time”) or earlier terminated. Holders must tender Notes at or prior to the applicable Expiration Time to be eligible to receive the applicable Tender Offer Consideration (as defined below).

Holders must validly tender 2019 Notes at or prior to 5:00 p.m., New York City time, on February 9, 2015 (such date and time, as the same may be extended, the “Early Tender Time”) to be eligible to receive the Total Consideration (as defined below).

The “Tender Offer Consideration” for each $1,000 principal amount of Notes tendered and accepted for purchase pursuant to the Offers will be determined in the manner described in the Offer to Purchase by reference to a fixed spread (the “Fixed Spread”) specified for the applicable Notes over the yield to maturity of such Notes based on the bid-side price of the applicable Reference U.S. Treasury Security specified in the table above, as calculated as of 2:00 p.m., New York City time, on February 9, 2015. Holders of the 2019 Notes that are

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validly tendered at or prior to the Early Tender Time and accepted for purchase will receive the Tender Offer Consideration plus the early tender premium set forth in the table above (the “Early Tender Premium” and, together with the Tender Offer Consideration, the “Total Consideration”). Holders of the 2019 Notes tendered after the Early Tender Time but before the Maximum Tender Expiration Time and accepted for purchase will receive the Tender Offer Consideration. No early tender premium will be payable on the 2017 Notes.

In addition to the Tender Offer Consideration or the Total Consideration, as the case may be, all Holders of Notes accepted for purchase will also receive accrued and unpaid interest on such Notes from the last interest payment date up to, but not including the applicable Settlement Date (the “Accrued Interest”).

If the Maximum Tender Offer is not fully subscribed as of the Early Tender Time, subject to the Maximum Tender Amount, 2019 Notes validly tendered prior to the Early Tender Time will be accepted for purchase in priority to the 2019 Notes tendered following the Early Tender Time. The 2019 Notes may be subject to proration if the aggregate amount of the 2019 Notes validly tendered would cause the Maximum Tender Amount to be exceeded. Furthermore, if the 2019 Offer is fully subscribed as of the Early Tender Time, Holders who validly tender 2019 Notes following the Early Tender Time but on or prior to the Maximum Tender Expiration Time will not have any of their 2019 Notes accepted for purchase.

With respect to the 2017 Notes validly tendered and accepted for purchase, the Holders thereof will receive payment of the Tender Offer Consideration together with any Accrued Interest promptly after the Any and All Expiration Time (the “Any and All Settlement Date”). With respect to the 2019 Notes validly tendered at or prior to the Early Tender Time and accepted for purchase, the Holders thereof will receive payment of the Total Consideration together with any Accrued Interest promptly after the Early Tender Time (the “Maximum Tender Offer Early Settlement Date”). With respect to the 2019 Notes validly tendered after the Early Tender Time but at or prior to the Maximum Tender Expiration Time and accepted for purchase, the Holders thereof will receive payment of the Tender Offer Consideration together with any Accrued Interest promptly after the Maximum Tender Expiration Time (the “Maximum Tender Final Settlement Date”; each of the Any and All Settlement Date, the Maximum Tender Early Settlement Date and the Maximum Tender Final Settlement Date, a “Settlement Date”).

Notes tendered in the Offers may only be withdrawn at or prior to 5:00 p.m., New York City time, on February 9, 2015 (such date and time, as the same may be extended with respect to a Series, the “Withdrawal Deadline”) but, except as otherwise provided, not thereafter.

The Company’s obligation to accept for purchase and to pay for the Notes validly tendered in the Offers is subject to the satisfaction or waiver of certain conditions described in the Offer to Purchase. Subject to applicable law, Delhaize Group has reserved the absolute right, in its sole discretion, to at any time (i) extend the Early Tender Time and/or applicable Expiration Time; (ii) waive any and all conditions of the Offers; (iii) increase or decrease the Maximum Tender Amount; (iv) terminate the Offers; or (v) otherwise amend the terms of the Offers in any respect.

The purpose of the Offers is to manage Delhaize Group’s upcoming indebtedness and reduce its ongoing interest expense.

J.P. Morgan Securities LLC is acting as the dealer manager (the “Dealer Manager”) for the Offers. The information and tender agent for the Offers (the “Information and Tender Agent”) is D.F. King & Co., Inc.

Requests for documentation for the Tender Offers should be directed to D.F. King & Co., Inc. at (800) 591-8269 (U.S. toll-free) or (212) 269-5550 (banks and brokers) or by email at delhaize@dfking.com. Questions regarding the Tender Offers should be directed to J.P. Morgan Securities LLC, Liability Management Group at (800) 834 4666 (toll-free) or (212) 834-3424 (collect).

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2014, Delhaize Group’s sales network consisted of 3 468 stores. At June 30, 2014, Delhaize Group employed approximately 152 500 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

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» Offer and Distribution Restrictions

This press release is neither an offer to purchase nor a solicitation to buy any of the Notes nor is it a solicitation for acceptance of any of the Offers. Delhaize Group is making the Offers only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities or “blue sky” laws require offers to be made by a licensed broker or dealer, any offer will be deemed to be made on behalf of Delhaize Group by the Dealer Manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. This announcement must be read in conjunction with the Offer to Purchase. None of Delhaize Group, the Dealer Manager or the Information and Tender Agent makes any recommendation as to whether holders should tender their Notes pursuant to the Offers.

The distribution of this press release in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required by each of the Company, the Dealer Manager and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of the Offer to Purchase and any other documents or materials relating to the Offers has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Company or other persons within Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Company.

Belgium

Neither the Offer to Purchase nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. The Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in France. Neither the Offer to Purchase nor any other documents or offering materials relating to the Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offers. The Offer to Purchase has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offers, the Offer to Purchase or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101- bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”), and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

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Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à- vis its clients in connection with the Notes or the Offers.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about its intention to accept validly tendered Notes in the Offer, are “forward-looking statements” that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “outlook”, “expect”, “anticipate”, “will”, “should” or other similar words or phrases. There is no assurance that Delhaize Group will successfully complete the Offers as presently intended. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, changes in inflation or currency exchange rates or changes in legislation or regulation. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in the Offer to Purchase and Delhaize Group’s most recent Annual Report on Form 20-F and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	January 28, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President